UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 25, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia announces delisting from Paris Stock Exchange

Stock exchange release	1 (3)
25 November 2025

Nokia Corporation
Stock Exchange Release
25 November 2025 at 13:30 EET

Nokia announces delisting from Paris Stock Exchange

Espoo, Finland — Following its announcement on 4 November 2025 regarding the resolution by the Board of Directors of Nokia Corporation (“Nokia”) to submit an application for the delisting of its shares (ISIN: FI0009000681) from the regulated market of Euronext Paris (the “Paris Delisting”), Nokia announces today that the Paris Delisting has been approved by the Board of Euronext Paris. It is currently anticipated that the Paris Delisting will take effect on 31 December 2025.

In April 2015, Nokia shares were listed on Euronext Paris in conjunction with the acquisition of Alcatel-Lucent to ensure trading continuity for shareholders in France. The decision to delist was made following a review of the trading volumes, costs and administrative requirements related to Nokia’s listing on Euronext Paris.

The Paris Delisting has been approved by the Board of Euronext Paris and will not have any impact on Nokia’s day-to-day operations in France, nor on Nokia’s listings on the official list of Nasdaq Helsinki or on the New York Stock Exchange, where the Nokia shares trade in the form of American Depositary Receipts.

A voluntary sales facility (the “Sales Facility”) will be put in place in accordance with Euronext Paris’ rules to allow shareholders to sell their Nokia shares listed on Euronext Paris and held through the facilities of Euroclear France (the “Nokia Euronext Shares”).

The holders of Nokia Euronext Shares will have the following options:

•	Not to participate in the voluntary Sales Facility and keep all of their Nokia Euronext Shares, which they will be able to trade on Euronext Paris until the delisting date (exclusive) and on Nasdaq Helsinki thereafter through the facilities of Euroclear Finland, subject to the terms applied by their financial intermediary and their custody arrangements; or

•	To participate in the voluntary Sales Facility (described below) to sell all or part of their Nokia Euronext Shares, in accordance with the rules and regulations of Euronext Paris.

For the avoidance of doubt, holders of Nokia Euronext Shares will be able to trade on Euronext Paris until 30 December 2025 (the last trading date prior to the Paris Delisting).

Procedure for the Voluntary Sales Facility

Shareholders who wish to sell all or part of their Nokia Euronext Shares through the voluntary Sales Facility should request that their financial intermediaries deliver their Nokia Euronext Shares to Société Générale, acting as the centralizing agent, from 2 December 2025 to 15 December 2025 (inclusive).

www.nokia.com

Stock exchange release	2 (3)
25 November 2025

Nokia Euronext Shares delivered to Société Générale will be sold on Nasdaq Helsinki as of 2 January 2026 at the market price prevailing at the time of sale. For the avoidance of doubt, Nokia will not be a party to the sale of the Nokia Euronext Shares tendered in the Sales Facility, such facility being operated independently by Société Générale without Nokia’s involvement.

Société Générale will calculate the average sale price of the Nokia Euronext Shares sold through the Sales Facility during the sales period and transfer the proceeds of the sale to the participating shareholders once the corresponding funds are fully received.

Nokia will pay the fees for the centralization and the brokerage fees related to the sale of Nokia Euronext Shares delivered to Société Générale as part of the voluntary Sales Facility.

This voluntary Sales Facility procedure is also described in a Euronext notice to be published on 27 November 2025.

Please note that no guarantee can be given by Nokia or by Société Générale as to the price at which the Nokia Euronext Shares tendered pursuant to the voluntary Sales Facility will actually be sold. This process is being provided solely as an accommodation to holders of Nokia Euronext Shares.

Holders of Nokia Euronext Shares may decide not to participate in the voluntary Sales Facility or may decide not to take any action, in which case no guarantee can be given to them on the terms that will be applied by their financial intermediary after the Paris Delisting. Shareholders are invited to consult their own financial, tax, and legal advisors before making a decision whether to participate in this process or not.

The indicative calendar of the voluntary Sales Facility and the Paris Delisting is summarized in the table below (it being specified that Nokia reserves the right to amend this calendar):

Event	Date
Euronext notice regarding the Sales Facility	27 November 2025
Beginning of the voluntary Sales Facility period	2 December 2025
End of the voluntary Sales Facility period	15 December 2025
Last day of trading of Nokia’s shares on Euronext Paris	30 December 2025
Delisting of the Nokia shares from Euronext Paris	31 December 2025
Sale on Nasdaq Helsinki of the Nokia Euronext Shares tendered in the voluntary Sales Facility	Beginning on 2 January 2026
Allocation of the net proceeds of the sale to the relevant financial institutions	As soon as possible after the determination of the average sale price and the receipt of the funds

Shareholders participating in the voluntary Sales Facility are reminded that they acknowledge and accept the risks related to the change in the share market price between the date on which their Nokia Euronext Shares are delivered to Société Générale for participation in the voluntary Sales Facility and the receipt of funds after the determination of the applicable average sale price. All tenders of Nokia Euronext Shares under the Sales Facility will be irrevocable.

www.nokia.com

Stock exchange release	3 (3)
25 November 2025

Shareholders are invited to contact their financial intermediaries for further information regarding the procedures for participating in the Sales Facility.

Additional information will be available in a FAQ to be published on Nokia’s website.

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, powered by the innovation of Nokia Bell Labs, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, tariffs, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, value creation, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to transactions, investments and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "anticipate", “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, “could“, "see", “plan”, “ensure” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in our 2024 annual report on Form 20-F published on 13 March 2025 under Operating and financial review and prospects-Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal